CNX GAS CORPORATION

4000 BROWNSVILLE ROAD

SOUTH PARK, PA 15129

January 17, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	CNX Gas Corporation Registration Statement No. 333-127483

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CNX Gas Corporation hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. (Washington, DC time) on January 18, 2006 or as soon as practicable thereafter.

[Signature Page for Acceleration Request]

Very truly yours,

CNX GAS CORPORATION

By:	/s/ Nicholas J. DeIuliis
Nicholas J. DeIuliis
President and Chief Executive Officer

Cc:	Carmen Moncada-Terry (via facsimile)